Yucheng Technologies Limited Reports Unaudited Selected Financial Results
for the Three-Month Period Ended March 31, 2008

71.2% Year-Over-Year Increase in Total Revenues and 88.3% Year-Over-Year Increase in GAAP Net Income

BEIJING, China, May 14 /Xinhua-PRNewswire-FirstCall/ — Yucheng Technologies Limited (Nasdaq: YTEC), a leading local IT solutions and services provider to the Chinese banking industry, today announced unaudited selected financial results for the three-month period ended March 31, 2008.

First Quarter 2008 Highlights
— Consolidated revenues of US$16.0 million, an increase of 71.2% year-over-year
— Consolidated IT solutions and services revenue of US$7.5 million, an increase of 113.5% year-over-year
— Gross margin of 31.8%, as compared to 29.5% for the same period in 2007
— GAAP net income of US$1.4 million, an increase of 88.3% year-over-year
— Non-GAAP net income (excluding amortization of intangible assets of US$0.3 million related to e-Channels acquisition) of US$1.7 million, an increase of 61.3% year-over-year
— Basic non-GAAP EPS of US$0.10 and diluted non-GAAP EPS of US$0.09, as compared to basic non-GAAP EPS of US$0.11 and diluted non-GAAP EPS of US$0.09 for the same period in 2007
— Launched ASP platform for online banking for small and medium-sized banks
— Announced partnerships with China Construction Bank, Guangdong Branch and Bank of Communications, Beijing Branch to provide POS merchant acquiring services
— Signed MOU for a new joint venture with 3i Infotech, a leading software product company listed in India
— Acquired the remaining 25% minority interest of Beijing Easycon Electronics Limited

“The first quarter is traditionally a slow period for our company. Nevertheless, we are pleased to report continued strong growth. Our IT solutions and services revenue grew 113% and our total revenues increased 71% compared to the same period in 2007. The financial results reflected our success in integrating our newly acquired companies in 2007 into Yucheng, and our strategy to focus our efforts on higher-margin IT solutions and services business,” stated Mr. Weidong Hong, Yucheng’s CEO. “We continue to strengthen our position as the preferred IT solution partner for leading banks, and increase our penetration into small and medium-sized banks in China,” Mr. Hong remarked. “We have signed partnership agreements with two more leading Chinese banks, China Construction Bank and Bank of Communications, to offer our POS merchant acquiring services. As a result, we plan to increase our investment in the merchant acquiring service business and raise guidance of our POS terminal installation base from 20,000 to 25,000 by the end of 2008. To increase our efforts on the small and medium-sized banking segment, we began our partnership with China Financial Certification Authority to launch an ASP service platform in order to provide an online banking solution suite to small and medium-sized banks, and purchased the remaining 25% equity ownership of Easycon, making it a fully-owned subsidiary. In addition, we signed a Memorandum of Understanding with 3i Infotech, a leading software product company from India, to form a joint venture in China in order to collaborate in penetrating the BFSI (Banking, Financial Services and Insurance) market in China.”

Summary of Unaudited Selected Financial Results for the First Quarter of 2008

(All numbers in US$ thousands, except share numbers, per-share value and percentages; the calculation of percentage change is based on US$ in thousands)

	Q1 2008			Q1 2007
		% of		% of%
	Amount	Revenues	Amount	Revenues	Change
Consolidated Revenues	$15,951	100%	$9,315	100%	71.2%
IT Solutions and Services	$7,547	47.3%	$3,535	37.9%	113.5%
System Integration	$8,404	52.7%	$5,780	62.1%	45.4%
Cost of Revenues	$10,878	68.2%	$6,570	70.5%	65.6%
Gross Profit	$5,073	31.8%	$2,745	29.5%	84.8%
Total Operating Expenses	$4,025	25.2%	$1,871	20.1%	115.1%
R&D	$306	1.9%	$196	2.1%	56.1%
SG&A	$3,719	23.3%	$1,675	18.0%	122.0%
Income from Operations	$1,048	6.6%	$874	9.4%	19.9%
Net Income (GAAP)	$1,360	8.5%	$722	7.8%	88.4%
Amortization of Intangible Assets	$326	2.0%	$323	3.5%	0.9%
Non-GAAP Net Income	$1,686	10.6%	$1,045	11.2%	61.3%
Basic GAAP EPS	$0.08	—	$0.08	—	0%
Diluted GAAP EPS	$0.08		$0.06		33.3%
Basic Non-GAAP EPS	$0.10	—	$0.11	—	(9.1)%
Diluted Non-GAAP EPS	$0.09		$0.09		0%
Basic Weighted Average Common Shares Outstanding	16,610,853	—	9,528,320	—	74.3%
Diluted Weighted Average Common Shares Outstanding	17,807,059		11,807,000	—	50.8%

Note: The United States dollar amounts in the above table are calculated based on the US$: RMB conversion rate of RMB7.0190= US$1.00 as of March 31, 2008, and RMB7.7342= US$1.00 as of March 31, 2007.

Unaudited Selected Financial Results for the First Quarter 2008 Consolidated revenues for the first quarter totaled US$16.0 million, an increase of 71.2% compared to US$9.3 million for the same period last year. IT solutions and services revenue increased 113.5% to US$7.5 million as compared to the same period last year. IT solutions and services revenue accounted for 47.3% of total revenues, compared to 37.9% for the same period last year, while the percentage of system integration revenue decreased to 52.7% from 62.1% for the same period last year.

Gross margin was 31.8% for the first quarter, compared to 29.5% for the same period last year. This expansion in gross margin is a direct result of an increase in the proportion of IT solutions and services revenue.

Research and development expenses increased to US$0.3 million from US$0.2 million for the same period last year. This increase reflected both our continued efforts to further productize our software solutions and the additional R&D expenses from our four acquired companies.

Selling, marketing and general and administrative (SG&A) expenses totaled US$3.7 million, a 122.0% increase year-over-year. The increase was primarily due to the much larger operational base of our POS merchant acquiring business, which started large scale expansion in the second quarter of 2007. SG&A expenses in our POS subsidiary amounted to US$0.7 million in the first quarter. In addition, a greatly expanded operational base of Yucheng, as a result of both organic growth and the four acquisitions we made in 2007, also contributed to higher SG&A expenses. Nevertheless, SG&A expenses declined by 17.3% in the first quarter as compared to the fourth quarter of last year, reflecting management’s efforts to integrate and consolidate the acquired companies into Yucheng.

The effective tax rate for the first quarter was negative 23.6% mainly due to the recognition of deferred tax assets in our POS subsidiary. GAAP net income for the first quarter was US$1.4 million, and diluted EPS was US$0.08, compared with a GAAP net income of US$0.7 million, and diluted EPS of US$0.06 for the same period last year. Our non-GAAP net income for the first quarter was US$1.7 million, and diluted EPS was US$0.09, compared with a non-GAAP net income of US$1.0 million, and diluted EPS of US$0.09 for the same period last year. The diluted weighted average number of shares outstanding used in the above calculations was 17,807,059 for the first quarter, compared to 11,807,000 for the same period last year.

As of March 31, 2008, cash and cash equivalents totaled US$14.5 million. Operating cash flow in the first quarter of 2008 was a net outflow of US$10.2 million, primarily due to an increase in trade accounts receivable, increase in balance due from related parties and decrease in accounts payable. The increase in trade accounts receivable was due to certain sizeable contract wins in March 2008. The increase in balances due from related parties was associated with import of computer equipment for our clients. The decrease in accounts payable was related to payments made to vendors of certain system integration contracts signed in the fourth quarter of 2007. Net cash used in investing activities was US$3.1 million, primarily related to purchases of POS terminals, furnishing of our newly established POS sales offices, and distribution of purchase considerations to selling-shareholders of Easycon, Recency, and Fujie. Net cash used in financing activities was US$3.9 million for the first quarter of 2008, primarily resulting from repayment of a bank loan and distribution of dividends to ex-owners of Sihitech and e-Channel. Days of sales outstanding (“DSO”) for the first quarter of 2008 was 183 days as a result of the increase in trade accounts receivable related to a few sizeable contract wins in March and lower revenues in the first quarter as compared to the fourth quarter last year.

Review of POS Operations in the First Quarter of 2008
As of March 31, 2008, Yucheng has established offices in 15 cities across China for our POS merchant acquiring business. The number of our sales representatives totaled 376, while the number of our service specialists reached 61. The average monthly processed value (“APV”) per POS in the first quarter surpassed US$7,000 (RMB49,133 at 1 US dollar to 7.0190 RMB). This APV figure refers to the average processed transaction value of POS terminals with more than three months of continuous operation, a necessary period of time for our team to work with the merchants to effectively promote the acceptance of debit and credit cards to their customers.

Mr. Weidong Hong, Yucheng’s CEO, commented on Yucheng’s POS operation: “After three full quarters of relentless efforts, we believe Yucheng has established itself as one of the largest and fastest growing third party providers of POS merchant acquiring services in China. We have expanded our installation base at an aggressive pace and begun to focus on improving the overall quality and APV per POS of our merchant base. The management aims to maintain a steady level of, and to increase if possible, our APV per POS as we grow our installation base at a fast pace. This is a challenging goal, and could not be achieved without high quality post-installation services to our merchants and continuous improvements in the quality of our merchant portfolio.”

“As the spending power of Chinese consumers has risen significantly in recent years, bank cards are quickly becoming a major form of payment. According to the statistics of the People’s Bank of China, as of the end of 2007, Chinese banks had issued 1.5 billion bank cards (1.4 billion debit cards and 0.1 billion credit cards), representing a 30% growth from 2006. Credit card issuance grew 114% in 2007. Bank card payment amounted to about US$16,430 billion in 2007, up 67% from 2006. We believe our management efforts and continued investments in our POS operations will bring significant long-term growth potential for our shareholders,” continued Mr. Hong.

Business Outlook
“The Chinese banking sector had relatively low exposure to the subprime-linked problems in the U.S. that have affected many financial institutions globally. This is reflected in the strong financial results reported by Chinese banks for 2007. According to the annual reports of 14 domestically listed banks, the total net income of 14 banks amounted to US$ 41 billion, up 71.8% from 2006. As a result, we continue to see our Chinese banking clients invest in IT infrastructure to further improve their operational efficiency, internal management, and customer care as well as their ability to process new businesses. As such, we maintain our optimism about the prospects of the domestic banking IT market and our growth target for the remainder of 2008,” Mr. Weidong Hong, Yucheng’s CEO, remarked.

Non-GAAP Disclosure
To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Yucheng’s management has reported net income and earning per share on a non-GAAP basis. Each of the terms as used by Yucheng is defined as follows:

Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for amortization of intangible assets resulting from the accounting treatment of the acquisition of Beijing e-Channels Century Technology Co., Ltd.

Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP.

Management of Yucheng believes that these non-GAAP net income and earnings per share measures are useful for understanding and assessing Yucheng’s underlying business performance and operating trends, and expects to report net income on a non-GAAP basis using a consistent method on a quarterly basis going forward. These non-GAAP financial measures also facilitate management’s internal comparisons to Yucheng’s historical performance and liquidity. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Management of Yucheng notes that these measures may not be calculated on the same basis as similar measures used by other companies. Please find a reconciliation of non-GAAP figures to GAAP figures in the summary of financial information presented above.

Teleconference Information:
Management will conduct a conference call to discuss its financial results for the three-month period ended March 31, 2008 at 8:00 p.m. EST on Wednesday, May 14, 2008 or 8:00 a.m. Beijing Time on Thursday, May 15, 2008.

To participate, please call the following numbers ten minutes before the scheduled start of the call and provide the conference call identification 45668972 to join:

1-866-519-4004 (USA)
1-800-407-1908 (Canada)
0-808-234-6646 (UK)
10-800-650-0419 (NetCom Users in China)
10-800-265-0432 (Telecom Users in China)
65-6735-7955 (Other countries)

A recording of this call can be downloaded and is accessible at http://www.intercallapac.com/ftp/conf45668972.zip for 48 hours starting 2 hours after the end of the call. The record will also be accessible on Yucheng’s website at http://www.yuchengtech.com/english/front/main17.jsp?path=1766>1770 .

About Yucheng Technologies Limited
Yucheng Technologies Limited (YTEC) is a leading IT service provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng has more than 1,700 employees and has established an extensive footprint to serve its banking clients nationwide, with subsidiaries and representative offices in fourteen cities. Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks including 1) channel-related IT solutions, such as web banking and call centers, 2) business-related processing solutions, such as core banking systems, foreign exchange and treasury management, and 3) management-related IT solutions, such as risk analytics and business intelligence. It is also a leading third party provider of POS merchant acquiring services in partnership with banks in China.

Safe Harbor Statement
This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward looking terminology, such as ‘‘may,’’ ‘‘will,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘estimate,’’ ‘‘anticipate,’’ ‘‘believe,’’ ‘‘project’’ or ‘‘continue’’ or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For further information, please contact:

In Beijing, China
Ms. Yvonne Young
Investor Relations
Tel: +86-10-6442-0533
Email: investors@yuchengtech.com

In the U.S.A.
Mr. Jim Preissler
Advisor, Investor Relations
Tel: +1-646-383-4832
Email: jpreissler@yuchengtech.com

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets
March 31, 2008 and 2007

Assets

	2008.3.31 USD	2008.3.31 RMB	2007.12.31 RMB

Current assets :
Cash and cash equivalents	14,460,300	101,496,845	222,493,839
Trade accounts receivable, net	30,791,174	216,123,249	203,450,849
Costs and estimated earnings in excess of billings on uncompleted contracts	6,537,296	45,885,282	46,564,308
Amounts due from related companies	6,249,986	43,868,653	937,453
Inventories	1,234,829	8,667,263	8,856,190
Pre-contract costs	1,760,092	12,354,086	3,660,318
Other current assets	8,599,882	60,362,574	86,341,261
Deferred income taxes assets-Current	143,217	1,005,237	—

Total current assets	69,776,776	489,763,189	572,304,218
Investments in and advances to affiliates	321,301	2,255,210	2,255,210
Fixed assets	7,795,702	54,718,031	44,319,585
Less: Accumulated depreciation	(1,888,389)	(13,254,598)	(10,995,171)
Fixed assets, net	5,907,313	41,463,433	33,324,414
Intangible assets, net	5,310,213	37,272,385	41,207,670
Goodwill	25,936,626	182,049,176	169,361,506
Deferred income taxes-Non-current	521,210	3,658,372	2,586,208
Other non-current assets	7,036	49,386	708,037

Total assets	107,780,475	756,511,151	821,747,263

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets (continued)
March 31, 2008 and 2007

Liabilities and stockholders’ equity

	2008.3.31	2008.3.31	2007.12.31
	USD	RMB	RMB
Current liabilities
Short-term loan	2,849,409	20,000,000	35,000,000
Obligations under capital leases	316,648	2,222,556	1,450,841
Trade accounts payable	9,029,543	63,378,359	93,759,731
Billings in excess of costs and estimated earnings on uncompleted contracts	312,809	2,195,607	6,928,568
Employee and payroll accruals	2,110,660	14,814,728	8,686,638
Dividends payable to ex-owners	2,033,539	14,273,407	26,273,407
Deemed distribution to ex-owners	7,928,544	55,650,447	40,814,149
Outstanding payment in relation to business acquisitions	7,485,915	52,543,640	55,352,938
Income taxes payable	1,522,672	10,687,636	10,968,901
Other current liabilities	2,749,500	19,298,738	36,491,891
Total current liabilities	36,339,239	255,065,118	315,727,064

Obligations under capital leases	463,548	3,253,644	2,410,464
Deferred income taxes	705,290	4,950,431	5,312,346

Total liabilities	37,508,077	263,269,193	323,449,874

Minority interests	681,229	4,781,544	5,199,312

Stockholders’ equity
Preferred stock, $0.0001 par value, authorized 2,000,000 shares and none issued;
Common stock, $0.0001 par value, authorized 60,000,000 shares; 16,610,853 shares issued and outstanding as of December 31, 2007 and March 31, 2008	2,850,351	20,006,616	20,006,616

Additional paid up capital	49,396,909	346,716,904	361,624,414
Reserves	3,543,073	24,868,832	24,868,832
Retained earnings	13,920,203	97,705,903	88,162,065
Accumulated other comprehensive loss	(119,367)	(837,841)	(1,563,850)

Total Stockholders’ equity	69,591,169	488,460,414	493,098,077

Liabilities and Stockholders’ equity	107,780,475	756,511,151	821,747,263

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Income
Three months ended March 31, 2008 and 2007

	2008 Q1	2008 Q1	2007 Q1
	USD	RMB	RMB

Revenues:
IT solutions and services	7,546,670	52,970,075	27,342,752
System integration	8,403,951	58,987,333	44,700,398
Total revenues	15,950,621	111,957,408	72,043,150

Cost of revenues	(10,878,147)	(76,353,714)	(50,814,067)

Gross profit	5,072,474	35,603,694	21,229,083

Operating expenses:
Research and development	(305,903)	(2,147,134)	(1,516,073)
Selling and marketing	(1,273,931)	(8,941,722)	(3,311,563)
General and administrative	(2,445,095)	(17,162,118)	(9,645,779)
Total operating expenses	(4,024,929)	(28,250,974)	(14,473,415)

Income from Operations	1,047,545	7,352,720	6,755,668

Other income (expenses):
Interest income	31,080	218,147	93,244
Interest expense	(88,818)	(623,414)	(319,175)
Other income (expense), net	8,347	58,589	(3,013)

Income before income tax and minority interests	998,154	7,006,042	6,526,724
Income tax expense	235,512	1,653,060	(941,004)
Minority interests	126,049	884,736	—

Net income (GAAP)	1,359,715	9,543,838	5,585,720

Amortization for intangible assets	326,707	2,293,155	2,500,000
Net income(non-GAAP)	1,686,422	11,836,993	8,085,720

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Three months ended March 31, 2008

	2008 Q1	2008 Q1
	USD	RMB

Cash flows from operating activities:
Net income	1,359,715	9,543,838
Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation	333,157	2,338,428
Amortization	590,158	4,142,320
Loss on disposal fixed assets	592	4,158
Minority interests	(126,049)	(884,736)
Increase in trade accounts receivable	(1,805,442)	(12,672,401)
Decrease in costs and estimated earnings in excess of billing on uncompleted contracts	96,741	679,025
Increase in due from related parties	(6,249,986)	(43,868,653)
Decrease in inventories	26,916	188,928
Increase in pre-contract costs	(1,238,605)	(8,693,768)
Decrease in other current assets	3,701,195	25,978,687
Increase in current deferred income taxes assets	(143,217)	(1,005,237)
Increase in non-current deferred income taxes assets	(152,752)	(1,072,164)
Decrease in trade accounts payable	(4,328,447)	(30,381,372)
Decrease in billings in excess of costs and estimated earnings on uncompleted contracts	(674,307)	(4,732,961)
Increase in employee and payroll accruals	873,072	6,128,091
Decrease in income taxes payable	(40,072)	(281,265)
Decrease increase in other current liabilities	(2,356,227)	(16,538,357)
Decrease in non-current deferred income taxes liabilities	(51,562)	(361,914)
Net cash used in operating activities	(10,185,120)	(71,489,352)

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows (continued)
Three months ended March 31, 2008

	2008 Q1	2008 Q1
	USD	RMB
Cash flows from investing activities:
Capital expenditures	(1,131,406)	(7,941,341)
Payment of purchase of subsidiaries	(2,141,331)	(15,030,000)
Proceeds from disposal of an affiliate	133,560	937,454
Net cash used in investing activities	(3,139,177)	(22,033,887)

Cash flows from financing activities:
Repayments of bank borrowings	(2,137,057)	(15,000,000)
Payment of capital leases	(67,496)	(473,755)
Dividends paid to ex-owners	(1,709,645)	(12,000,000)
Net cash provided by financing activities	(3,914,198)	(27,473,755)

Net decrease in cash	(17,238,495)	(120,996,994)

Cash at beginning of period	31,698,795	222,493,839
Cash at end of period	14,460,300	101,496,845

SOURCE Yucheng Technologies Limited